EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Names Under Which Subsidiary Does Business	State or Jurisdiction of Incorporation or Organization

Pacific Ethanol California, Inc.	Pacific Ethanol	California
Kinergy Marketing, LLC	Kinergy Marketing	Oregon
ReEnergy, LLC	ReEnergy	California
Pacific Ag Products, LLC	Pacific Ag Products/PAP	California